                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)


                           CPI Aerostructures, Inc.
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                               (Name of Issuer)

                    Common Stock, $.001 par value per share
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                        (Title of Class of Securities)


                                    125919
                                    ------
                                (CUSIP Number)

                               Steven N. Bronson
                      Private Opportunity Partners, Ltd.
                         201 South Biscayne Boulevard
                                  Suite 2950
                             Miami, Florida  33131
                                (305) 536-8500
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                   September 19, 1996 and September 24, 1996
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

Check the following box if a fee is being paid with this statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

/*/The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


---------------------                                      ---------------------
CUSIP No. 125919                                           Page 2 of 7 Pages
---------------------                                      ---------------------

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        1           NAME OF REPORTING PERSONS
                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                    Steven N. Bronson
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        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)[ ]
                                                                          (b)[ ]
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        3           SEC USE ONLY

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        4           SOURCE OF FUNDS*

                    PF
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        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                  [ ]

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        6           CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
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                    7      SOLE VOTING POWER

     NUMBER OF              25,000
      SHARES       -------------------------------------------------------------
   BENEFICIALLY     8      SHARED VOTING POWER
     OWNED BY
       EACH                150,000
    REPORTING      -------------------------------------------------------------
      PERSON        9      SOLE DISPOSITIVE POWER
       WITH
                           311,140
                   -------------------------------------------------------------
                   10      SHARED DISPOSITIVE POWER

                           275,000
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        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    586,140
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        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*                                          [ ]

--------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.5%
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        14          TYPE OF REPORTING PERSON*

                    IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

---------------------                                      ---------------------
CUSIP No. 125919                                           Page 3 of 7 Pages
---------------------                                      ---------------------

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        1           NAME OF REPORTING PERSONS
                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                    Private Opportunity Partners, Ltd.
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        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)[ ]
                                                                          (b)[ ]

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        3           SEC USE ONLY

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        4           SOURCE OF FUNDS*

                    WC
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        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                  [ ]
--------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION

                    Florida
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                    7         SOLE VOTING POWER

     NUMBER OF                150,000
      SHARES       -------------------------------------------------------------
   BENEFICIALLY     8         SHARED VOTING POWER
     OWNED BY
       EACH                   -0-
    REPORTING      -------------------------------------------------------------
      PERSON        9         SOLE DISPOSITIVE POWER
       WITH
                              275,000
                   -------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER

                              -0-
--------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    275,000
--------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*                                          [ ]

--------------------------------------------------------------------------------

        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    4.7%
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        14          TYPE OF REPORTING PERSON*

                    PN

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER

  Except as expressly amended below, the Schedule 13D, dated June 19, 1996, as heretobefore filed on behalf of Steven N. Bronson and Private Opportunity Partners, Ltd., a Florida limited partnership (the "Partnership"), with respect to the Shares of Common Stock (the "Common Shares") of CPI Aerostructures, Inc., a New York corporation (the "Issuer"), remains in full force and effect.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

  Item 5. is hereby amended in its entirety to read as follows:

  (a)(b) Mr. Bronson may be deemed to beneficially own an aggregate of 586,140 Common Shares, representing approximately 9.5% of the total Common Shares deemed outstanding. Such Common Shares include 25,000 Common Shares held of record, 12,500 Common Shares issuable upon exercise of Placement Warrants (as defined below) purchased by Mr. Bronson in the Issuer's Private Placement (as defined below), 119,890 Common Shares issuable upon exercise of Consultant's Warrants (as defined below) issued to Mr. Bronson pursuant to a Financial Consulting Agreement dated April 3, 1996 between the Issuer and B&B (the "Consulting Agreement") and 153,750 Common Shares issuable upon exercise of Placement Agent's Warrants (the "Placement Agent's Warrants") issued to Mr. Bronson pursuant to a Placement Agreement dated as of May 10, 1996 between the Issuer and B&B (the "Placement Agreement").

          In addition, Mr. Bronson is the President of the corporate general partner of the Partnership. The Partnership may be deemed to beneficially own an aggregate of 275,000 Common Shares, representing approximately 4.7% of the total Common Shares deemed outstanding. Such Common Shares include 150,000 Common Shares held of record and 125,000 Common Shares issuable upon exercise of Placement Warrants purchased by the Partnership in the Issuer's Private Placement described below. Accordingly, Mr. Bronson shares voting and dispositive power with respect to such shares and, accordingly, will be deemed to beneficially own such shares. The Partnership disclaims beneficial ownership of the Common Shares beneficially owned by Mr. Bronson.

          In addition to the foregoing, Mr. Barber beneficially owns 138,426 Common Shares, consisting of 25,000 Common Shares held of record, 12,500 Common Shares issuable upon exercise of Placement Warrants, 49,926 Common Shares issuable upon exercise of Consultant's Warrants and 51,000 Common Shares underlying Placement Agent's Warrants. Mr. Cassel beneficially owns 174,750 Common Shares, consisting of (i) 12,500 Common Shares held of record by and 6,250 Common Shares issuable upon exercise of Placement Warrants held by Mr. Cassel's IRA; (ii) 12,500 Common Shares held of record by and 6,250 Common Shares issuable upon exercise of Placement Warrants held jointly by Mr. Cassel and his spouse; (iii) 52,500 Common Shares issuable upon exercise of Consultant's Warrants; and (iv) 84,750 Common Shares underlying Placement Agent's Warrants. Eric R. Elliott beneficially owns 67,184 Common Shares, consisting of 25,000 Common Shares held of record, 12,500 Common Shares issuable upon exercise of Placement Warrants, 14,684 Common Shares issuable upon exercise of Consultant's Warrants and 15,000 Common Shares underlying Placement Agent's Warrants included therein. Barry J. Booth beneficially owns 6,000 Common Shares, consisting of 3,000 Common Shares issuable upon exercise of Consultant's Warrants and 3,000 Common Shares underlying Placement Agent's Warrants.

          Mr. Barber, Mr. Cassel, Mr. Elliott and Mr. Booth disclaim beneficial ownership of the Common Shares owned of record by each other and by Mr. Bronson and the Partnership. Mr. Bronson and the Partnership also disclaim beneficial ownership of the Common Shares beneficially owned by Mr. Barber, Mr. Cassel, Mr. Elliott and Mr. Booth.

          The foregoing Common Shares do not include any Common Shares held of record in the trading account of B&B, and with respect to which Common Shares each of, the foregoing persons disclaim beneficial ownership.

  (c) On April 3, 1996, the Issuer entered into the Consulting Agreement with B&B pursuant to which B&B, or its assignees, were granted warrants to purchase 300,000 Common Shares at $1.00 per Common Share (the "Consultant's Warrants"). The Consultant's Warrants were issued to Steven N. Bronson, Bruce C. Barber, James S. Cassel, Eric R. Elliott and Barry J. Booth, among others.

      On June 18, 1996, the Issuer completed a private placement (the "Private Placement") under Regulation D promulgated under the Securities Act of 1933, as amended, of 82 Units (the "Units"), each Unit consisting of 25,000 Common Shares and five-year Redeemable Class B Common Share Purchase Warrants to purchase 12,500 Common Shares at $2.00 per Common Share (the "Placement Warrants").
Among others, Steven N. Bronson, Bruce C. Barber, James S. Cassel and Eric R. Elliott purchased Units in this Private Placement.

      B&B acted as placement agent for the Private Placement. Upon consummation of the Private Placement, the Issuer sold to B&B, or its assigns, for nominal consideration, the Placement Agent's Warrants to purchase 8.2 additional Units for a five-year period at a purchase price of $25,000 per Unit (the "Placement Agent's Warrants"). The Placement Agent's Warrants were issued to Mr. Bronson, Mr. Barber, Mr. Cassel and Mr. Elliott, among others.

  On September 19, 1996 and September 24, 1996, the Partnership sold, in open market transactions, 50,000 Common Shares at a price of $2.437 and $2.25 per share, respectively.

  (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer.

  (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

  None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

  Exhibit B - Joint Filing Agreement

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  PRIVATE OPPORTUNITY PARTNERS, LTD., a Florida limited partnership

                                  By:  B&B Management Group, Inc., a Florida
                                       corporation, General Partner

Dated:  As of September 24, 1996       By: /s/ Steven N. Bronson, President
                                           ----------------------------------
                                           Steven N. Bronson, President


Dated:  As of September 24, 1996           /s/ Steven N. Bronson
                                           ----------------------------------
                                           Steven N. Bronson

                             JOINT FILING AGREEMENT
                          (Pursuant to Rule 13d-1(f))

  The undersigned hereby agree that the statement on Schedule 13D to which this agreement is attached is, and any amendment thereto will be, filed with the U.S. Securities and Exchange Commission on behalf of each of the undersigned. This agreement may be executed in any number of counterparts, each of which shall be deemed an original but all together shall constitute one and the same agreement.

                                  PRIVATE OPPORTUNITY PARTNERS, LTD., a Florida limited partnership

                                  By:  B&B Management Group, Inc., a Florida
                                       corporation, General Partner


Dated:  As of September 24, 1996       By:  /s/ Steven N. Bronson, President
                                       -------------------------------------
                                       Steven N. Bronson, President


Dated:  As of September 24, 1996       /s/ Steven N. Bronson
                                       -------------------------------------
                                       Steven N. Bronson